UNITED STATES
SECURITIES AND EXCHANGE
 COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 3*)

Actions Semiconductor Co., Ltd.
(Name of Issuer)

Ordinary Shares, Par Value US$0.000001 per share
(Title of Class of Securities)

00507E107
(CUSIP Number)

Niccolo CHEN
Room 906, 9/F No.2, Lane 150, Sec. 5 Xinyi Road
Xinyi District
Taipei City 110
Taiwan (Republic of China)
 Tel No. (886) 227 585 565 ext 511

With a copy to:

Virginia Tam
K&L Gates LLP
44th Floor, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
 Tel. No. (852) 2230 3535
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507E107
1.	Names of Reporting Persons Surrey Glory Investments Inc.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,276,664 ordinary shares(1). Mr. CHANG Yung Sen may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,276,664 ordinary shares(1). Mr. CHANG Yung Sen may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,276,664 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.37%(2)
14.	Type of Reporting Person CO

--
(1) In the form of 2,379,444 American depository shares, each representing six ordinary shares.

(2) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Yung Sen
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,276,664(1) ordinary shares. Surrey Glory Investments Inc. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,276,664(1) ordinary shares. Surrey Glory Investments Inc. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,276,664 ordinary shares.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.37%(2)
14.	Type of Reporting Person IN

--
(1) In the form of 2,379,444 American depository shares, each representing six ordinary shares.

(2) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Supernova Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,072,634 ordinary shares. Mr. CHEN, Hsuan-Wen (aka Niccolo CHEN) may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,072,634 ordinary shares. Mr. CHEN, Hsuan-Wen (aka Niccolo CHEN) may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,072,634 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.91%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHEN, Hsuan-Wen (aka Niccolo CHEN)
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,072,634 ordinary shares. Supernova Investment Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,072,634 ordinary shares. Supernova Investment Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,072,634 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.91%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Tongtong Investment Holding Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,061,000 ordinary shares. Mr. LEE, Yun-Chin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,061,000 ordinary shares. Mr. LEE, Yun-Chin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,061,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.91%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons LEE, Yun-Chin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,061,000 ordinary shares. Tongtong Investment Holding Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,061,000 ordinary shares. Tongtong Investment Holding Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,061,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.91%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Perfectech Int'l Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,069,237 ordinary shares. Mr. Lewis Chi-Tak LO may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,069,237 ordinary shares. Mr. Lewis Chi-Tak LO may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,069,237 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.92%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Lewis Chi-Tak LO
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,069,237 ordinary shares. Perfectech Int'l Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,069,237 ordinary shares. Perfectech Int'l Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,069,237 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.92%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Allpremier Investment Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,986,442 ordinary shares. Ms. MA Yingna may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,986,442 ordinary shares. Ms. MA Yingna may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,442 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.89%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons MA Yingna
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,986,442 ordinary shares. Allpremier Investment Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,986,442 ordinary shares. Allpremier Investment Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,442 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.89%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Octovest International Holding Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,100,000 ordinary shares. Mr. PAN, I-Ming (aka Robin PAN) may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,100,000 ordinary shares. Mr. PAN, I-Ming (aka Robin PAN) may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.93%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons PAN, I-Ming (aka Robin PAN)
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,100,000 ordinary shares. Octovest International Holding Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,100,000 ordinary shares. Octovest International Holding Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.93%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Ventus Corporation
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Belize
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,450,000 ordinary shares. Mr. TANG Hsin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,450,000 ordinary shares. Mr. TANG Hsin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.68%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons TANG Hsin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,450,000 ordinary shares. Ventus Corporation may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,450,000 ordinary shares. Ventus Corporation may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.68%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Middlesex Holdings Corporation Inc
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,497,999 ordinary shares (1). Mr. LIN, Yung-Chieh may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,497,999 ordinary shares (1). Mr. LIN, Yung-Chieh may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,497,999 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.70%(2)
14.	Type of Reporting Person CO

--
(1) In the form of 1,186,553 ordinary shares and 1,885,241 American depository shares, each representing six ordinary shares.

(2) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons LIN, Yung-Chieh
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,497,999 ordinary shares (1). Middlesex Holdings Corporation Inc may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,497,999 ordinary shares (1). Middlesex Holdings Corporation Inc may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,497,999 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.70%(2)
14.	Type of Reporting Person IN

--
(1) In the form of 1,186,553 ordinary shares and 1,885,241 American depository shares, each representing six ordinary shares.

(2) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Rich Dragon Consultants Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,540,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.72%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Jr-Neng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,540,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.72%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Nutronics Technology Corporation
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,550,656 ordinary shares. Mr. LEE Fu Chi may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,550,656 ordinary shares. Mr. LEE Fu Chi may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,550,656 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.72%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons LEE Fu Chi
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,550,656 ordinary shares. Nutronics Technology Corporation may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,550,656 ordinary shares. Nutronics Technology Corporation may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,550,656 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.72%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Uniglobe Securities Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,128,371 ordinary shares. Mr. Chun Mei CHEN De Chang may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,128,371 ordinary shares. Mr. Chun Mei CHEN De Chang may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,128,371 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.94%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Chun Mei CHEN De Chang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dominican Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,128,371 ordinary shares. Uniglobe Securities Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,128,371 ordinary shares. Uniglobe Securities Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,128,371 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.94%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons New Essential Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,600,000 ordinary shares. Mr. CHANG Sui Gin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,600,000 ordinary shares. Mr. CHANG Sui Gin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.35%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Sui Gin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dominican Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,600,000 ordinary shares. New Essential Holdings Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,600,000 ordinary shares. New Essential Holdings Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.35%(1)
14.	Type of Reporting Person IN

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Embona Holdings (Malaysia) Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800,000 ordinary shares. Embona Holdings Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,800,000 ordinary shares. Embona Holdings Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.81%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Embona Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800,000 ordinary shares. Embona Holdings (Malaysia) Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,800,000 ordinary shares. Embona Holdings (Malaysia) Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.81% (1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Suffolk Dragon Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,732,622 ordinary shares. Good Turn Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,732,622 ordinary shares. Good Turn Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,732,622 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.79%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Good Turn Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,732,622 ordinary shares. Suffolk Dragon Ventures Ltd may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,732,622 ordinary shares. Suffolk Dragon Ventures Ltd may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,732,622 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.79%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Top Best Development Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,532,623 ordinary shares. Peakford International Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 11,532,623 ordinary shares. Peakford International Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,532,623 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.34%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

CUSIP No. 00507E107
1.	Names of Reporting Persons Peakford International Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power
 16,332,623 ordinary shares. Of the foregoing shares, Top Best Development Limited may also be deemed to have sole voting power with respect to 11,532,623 shares, and Embona Holdings (Malaysia) Limited or Embona Holdings Limited may also be deemed to have sole voting power with respect to 4,800,000 shares.

	8.	Shared Voting Power -0-
9.
Sole Dispositive Power
16,332,623 ordinary shares. Of the foregoing shares, Top Best Development Limited may also be deemed to have sole dispositive power with respect to 11,532,623 shares, and Embona Holdings (Malaysia) Limited or Embona Holdings Limited may also be deemed to have sole dispositive power with respect to 4,800,000 shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,332,623 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.14%(1)
14.	Type of Reporting Person CO

--
(1) Based on 265,788,736 ordinary shares of the Issuer outstanding as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016.

Item 1.   Security and Issuer

This Amendment No. 3 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by and among Surrey Glory Investments Inc., Chang, Yung-Sen, Supernova Investment Ltd., Chen, Hsuan-Wen (aka Niccolo Chen), Tongtong Investment Holding Co., Ltd., Lee, Yun-Chin, Perfectech Int'l Ltd., Lewis Chi-Tak Lo, Allpremier Investment Limited, Ma Yingna, Octovest International Holding Co., Ltd., Pan, I-Ming (aka Robin Pan), Ventus Corporation, Tang, Hsin (collectively the “Group 1 Reporting Persons”) on May 23, 2016, as amended and supplemented by Amendment No. 1 filed by and among the Group 1 Reporting Persons, Middlesex Holdings Corporation Inc, Lin, Yung-Chieh, Rich Dragon Consultants Limited, Chang, Jr-Neng, Nutronics Technology Corporation, Lee, Fu-Chi, Uniglobe Securities Limited and Chun Mei Chen De Chang (except for the Group 1 Reporting Persons, collectively the “Group 2 Reporting Persons”) on July 11, 2016, as amended and supplement by Amendment No. 2 filed by and among the Group 1 Reporting Persons, Group 2 Reporting Persons, New Essential Holdings Limited, Chang, Sui Gin, Embona Holdings (Malaysia) Limited, Embona Holdings Limited, Suffolk Dragon Ventures Ltd., Good Turn Limited, Top Best Development Limited, and Peakford International Co., Ltd. (except for the Group 1 Reporting Persons and Group 2 Reporting Persons, collectively the “Group 3 Reporting Persons”) on August 22, 2016, relating to the ordinary shares (“Ordinary Shares”), par value $0.000001 per share (the statement as filed on May 23, 2016, as so amended on July 11, 2016 and August 22, 2016, the “Original Statement”) of the Issuer. American depositary shares (“ADSs”), each representing six Ordinary Shares of the Issuer are trading on the NASDAQ Global Market. The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

For purposes of this Schedule 13D,

“Reporting Persons” means, collectively, the Group 1 Reporting Persons, Group 2 Reporting Persons and Group 3 Reporting Persons

“Holding Companies” means Surrey Glory Investments Inc., Supernova Investment Ltd., Tongtong Investment Holdings Co., Ltd., Allpremier Investment Limited, Octovest International Holding Co., Ltd., Ventus Corporation, Middlesex Holdings Corporation, Rich Dragon Consultants Limited, Nutronics Technology Corporation, Unigroup Securities Limited, New Essential Holdings Limited, Embona Holdings (Malaysia) Limited Suffolk Dragon Ventures Ltd., and Top Best Development Limited, which are companies with direct ownership of the Shares (including Shares underlying ADSs) covered by this Schedule 13D.

“Rollover Shareholders” means the Holding Companies.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Statement. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby supplemented as follows:

Having received verbal confirmation from the other Rollover Shareholders, on September 12, 2016, Supernova Investment Ltd. (“Supernova”), as representative of the Consortium, agreed to cause Starman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), to a Merger (as defined in Item 4 below) with the Issuer. Under the terms of the Merger, holders of Ordinary Shares other than the Rollover Shareholders will receive cash consideration.

The Reporting Persons anticipate that approximately US$33,405,139 will be required to pay the aggregate merger consideration pursuant to the Merger Agreement (as defined in Item 4 below) for the outstanding Ordinary Shares of the Issuer owned by the shareholders of the Issuer other than Ordinary Shares owned by the Rollover Shareholders. This amount includes Ordinary Shares owned by shareholders who may exercise their appraisal rights pursuant to the Cayman Islands Companies Law and related fees and expenses.

The financing for the transaction contemplated by the Merger Agreement will be provided by the Issuer.

Item 4. Purpose of the Transaction

Item 4 of the Original Statement is hereby supplement as follows:

On September 12, 2016 Supernova and Merger Sub entered into an agreement and plan of merger (the “Merger Agreement”), with the Issuer.  Subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Merger”). The descriptions of the Merger and of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.08, and is incorporated herein by reference in its entirety.

On September 16, 2016, Supernova, Merger Sub and the Rollover Shareholders (collectively, the “Supporting Shareholders”) entered into a voting and support agreement setting forth the understanding among the Reporting Persons in relation to the Merger (the “Support Agreement”). Pursuant to the Support Agreement, among other things, (a) each Rollover Shareholder will vote all shares held directly or indirectly by it in favor of the authorization and approval of the Merger Agreement, the plan of merger substantially in the form attached as Annex C to the Merger Agreement, and the consummation of the transactions contemplated thereby, including the Merger, and (b) each Rollover Shareholder agrees that all Ordinary Shares owned by such Rollover Shareholder will continue to exist and become one ordinary share, par value of $0.00001 each, of the surviving company of the Merger. The description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, a copy of which has been filed as Exhibit 7.09, and is incorporated herein by reference in its entirety.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)-(b)	With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons have effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Statement is hereby supplement as follows:

On September 12, 2016, Supernova, Merger Sub, and the Issuer entered into the Merger Agreement. On September 16, 2016, Supernova, Merger Sub and the other Rollover Shareholders entered into the Support Agreement.

The descriptions of the agreements listed in this Item 6 set forth in Item 4 of this Schedule 13D are incorporated by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.08 and 7.09 and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Statement is hereby amended and supplemented to add the following exhibits:

Exhibit 7.08	Merger Agreement, by and among the Issuer, Supernova, and Merger Sub, dated September 12, 2016.

Exhibit 7.09	Support Agreement, by and among the Supporting Shareholders, Supernova, and Merger Sub, dated September 16, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 16, 2016

SURREY GLORY INVESTMENTS INC.

By:	/s/ CHANG, Yung-Sen
Name: Its:	CHANG, Yung-Sen Sole director

CHANG, YUNG-SEN

/s/ CHANG, Yung-Sen

SUPERNOVA INVESTMENT LTD.

By:	/s/ CHEN, Hsuan-Wen
Name: Its:	CHEN, Hsuan-Wen (aka Niccolo CHEN) Sole director

CHEN, HSUAN-WEN (aka NICCOLO CHEN)

/s/ CHEN, Hsuan-Wen

TONGTONG INVESTMENT HOLDING CO., LTD.

By:	/s/ LEE, Yun-Chin
Name: Its:	LEE, Yun-Chin Sole director

LEE, YUN-CHIN

/s/ LEE, Yun-Chin

PERFECTECH INT’L LTD.

By:	/s/ Lewis Chi-Tak LO
Name: Its:	Lewis Chi-Tak LO Sole director

LEWIS CHI-TAK LO

/s/ Lewis Chi-Tak LO

ALLPREMIER INVESTMENT LIMITED

By:	/s/ MA Yingna
Name: Its:	MA Yingna Sole director

MA YINGNA

/s/ MA Yingna

OCTOVEST INTERNATIONAL HOLDING CO., LTD.

By:	/s/ PAN, I-Ming
Name: Its:	PAN, I-Ming (aka Robin PAN) Sole director

PAN, I-MING (aka Robin PAN)

/s/ PAN, I-Ming

VENTUS CORPORATION

By:	/s/ TANG, Hsin
Name: Its:	TANG, Hsin Sole director

TANG, HSIN

/s/ TANG, Hsin
MIDDLESEX HOLDINGS CORPORATION INC

By:	/s/ LIN, Yung-Chieh
Name: Its:	LIN, Yung-Chieh Sole director

LIN, YUNG-CHIEH

/s/ LIN, Yung-Chieh

RICH DRAGON CONSULTANTS LIMITED

By:	/s/ Chang, Jr-Neng
Name: Its:	Chang, Jr-Neng Sole director

CHANG, JR-NENG

/s/ Chang, Jr-Neng

NUTRONICS TECHNOLOGY CORPORATION

By:	/s/ LEE, Fu-Chi
Name: Its:	LEE, Fu-Chi Sole director

LEE, FU-CHI

/s/ LEE, Fu-Chi

UNIGLOBE SECURITIES LIMITED

By:	/s/ Chun Mei CHEN De Chang
Name: Its:	Chun Mei CHEN De Chang Sole director

CHUN MEI CHEN DE CHANG

/s/ Chun Mei CHEN De Chang

NEW ESSENTIAL HOLDINGS LIMITED

By:	/s/ CHANG Sui Gin
Name: Its:	CHANG Sui Gin Sole director

CHANG SUI GIN

/s/ CHANG Sui Gin

EMBONA HOLDINGS (MALAYSIA) LIMITED

By:	/s/ YEH, Chia-Wen
Name: Its:	YEH, Chia-Wen Sole director

EMBONA HOLDINGS LIMITED

By:	/s/ YEH, Chia-Wen
Name: Its:	YEH, Chia-Wen Sole director

SUFFOLK DRAGON VENTURES LTD

By:	/s/ CHEN, Shu-Lin
Name: Its:	CHEN, Shu-Lin Sole director

GOOD TURN LIMITED

By:	/s/ CHEN, Shu-Lin
Name: Its:	CHEN, Shu-Lin Sole director

TOP BEST DEVELOPMENT LIMITED

By:	/s/ YEH HSU, Li-Li
Name: Its:	YEH HSU, Li-Li Sole director

PEAKFORD INTERNATIONAL CO., LTD.

By:	/s/ YEH HSU, Li-Li
Name: Its:	YEH HSU, Li-Li Sole director

EXHIBIT INDEX

Exhibit 7.01	Joint Filing Agreement by and between the Group 1 Reporting Persons, dated May 18, 2016.*

Exhibit 7.02	Consortium Agreement by and among the Holding Companies, dated May 18, 2016.*

Exhibit 7.03	Proposal Letter to the board of directors of the Issuer from Supernova, dated May 19, 2016.*

Exhibit 7.04	Deed of Adherence to the Consortium Agreement by and between Middlesex, Rich Dragon, Nutronics and Uniglobe dated July 8, 2016.**

Exhibit 7.05	Joinder Agreement to the Joint Filing Agreement by and between the Group 1 Reporting Persons and the Group 2 Reporting Persons, dated July 8, 2016.**

Exhibit 7.06	Deed of Adherence to the Consortium Agreement by and between New Essential, Embona Malaysia, Suffolk, and Top Best dated August 15, 2016.***

Exhibit 7.07	Joinder Agreement to the Joint Filing Agreement by and between the Group 1 Reporting Persons, the Group 2 Reporting Persons and the Group 3 Reporting Persons, dated August 15, 2016.***

Exhibit 7.08	Merger Agreement, by and among the Issuer, Supernova, and Merger Sub, dated September 12, 2016.

Exhibit 7.09	Support Agreement, by and among the Supporting Shareholders, Supernova, and Merger Sub, dated September 16, 2016.

*Previously filed along with our Schedule 13D filed with the SEC on May 23, 2016.

**Previously filed along with our Schedule 13D/A filed with the SEC on July 11, 2016.

***Previously filed along with our Schedule 13D/A filed with the SEC on August 22, 2016.